3B

05038015

SECUF[illegible] [illegible]SION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ONB Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street, 3rd Floor
(No. and Street)

Evansville (City) IN (State) 47708 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephanie White, One Main Street, Evansville, IN 47708, 812-464-1530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, Chicago, IL 60606
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/05

OATH OR AFFIRMATION

I, Kenneth J. Ellspermann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONB Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Anne Marie Hawkins

Notary Public Anne Marie Hawkins
Vanderburgh County - Exp. 11/21/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONB Investment Services, Inc.

Financial Statements and Supplementary Information Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2004

ONB Investment Services, Inc.
Index
December 31, 2004

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors of
ONB Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of ONB Investment Services, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2005

ONB Investment Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$1,663,755
Cash segregated under Federal and other regulations	32,848
Securities purchased under agreements to resell	3,141,503
Receivable from clearing broker	396,672
Other receivables	83,702
Premises and equipment, net of accumulated depreciation of $286,849	37,376
Goodwill	2,410,786
Prepaid expenses	414,767
Other assets	16,512
Total assets	$8,197,921
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 548,149
Intercompany payable - income taxes	718,152
Deferred tax liability	236,675
Total liabilities	1,502,976
Stockholder's equity	
Common stock ($1 par value, 4,844 shares authorized, issued and outstanding)	4,844
Additional paid-in capital	3,532,671
Retained earnings	3,157,430
Total stockholder's equity	6,694,945
Total liabilities and stockholder's equity	$8,197,921

The accompanying notes are an integral part of these financial statements.

ONB Investment Services, Inc.
Statement of Income
Year Ended December 31, 2004

Revenues	
Commission and fee revenue	$9,382,510
Interest income	37,825
Other income	22,854
Total revenues	9,443,189
Expenses	
Salaries and employee benefits	5,006,025
Equipment	85,507
Clearing fees and other processing	523,392
Marketing	31,706
Communication and transportation	31,837
Professional fees	78,771
Insurance	34,056
Supplies	36,168
Training and development	121,035
Other services - intercompany	813,134
Other losses	54,789
Other expenses	84,961
Total expenses	6,901,381
Income before income taxes	2,541,808
Income taxes	1,020,620
Net income	$1,521,188

The accompanying notes are an integral part of these financial statements.

ONB Investment Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2003	$4,844	$1,469,695	$1,636,242	$3,110,781
Capital contribution of affiliate net assets from Parent	-	2,010,199	-	2,010,199
Contingency payment from Parent	-	52,777	-	52,777
Net income	-	-	1,521,188	1,521,188
Balance, December 31, 2004	$4,844	$3,532,671	$3,157,430	$6,694,945

The accompanying notes are an integral part of these financial statements.

ONB Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$1,521,188
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	63,815
Deferred tax expense	96,925
Changes in assets and liabilities:	
Cash segregated under Federal and other regulations	1,882
Securities purchased under agreements to resell	(2,218,268)
Receivable from clearing broker	16,903
Other receivables	38,609
Prepaid expenses	(140,103)
Other assets	34,813
Accrued expenses and other liabilities	(41,796)
Intercompany payable - income taxes	693,270
Total adjustments	(1,453,950)
Net cash provided by operating activities	67,238
Cash flows from investing activities	
Purchase of premises and equipment	(58,326)
Proceeds from sale of premises and equipment	106,656
Net cash provided by investing activities	48,330
Cash flows from financing activities	
Proceeds from Parent contribution of affiliate net assets	233,048
Net cash provided by financing activities	233,048
Net increase in cash and cash equivalents	348,616
Beginning of year	1,315,139
End of year	$1,663,755
Supplemental disclosure of cash flow information	
Income taxes paid	$ 230,426

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Significant Accounting Policies

ONB Investment Services, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a state registered investment advisor. The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides securities transaction services, which it clears on a fully disclosed basis through another broker, and investment company transaction services, which it clears directly with the various funds, to customers located throughout the United States of America.

The Company is a wholly-owned subsidiary of Old National Bank ("Parent"), which is wholly-owned by Old National Bancorp ("Old National"). The majority of the customers are depositors or other customers of the Parent or entities affiliated with Old National.

The Company operates within a correspondent agreement with Pershing, LLC, a division of the Bank of New York ("Pershing"), which executes and clears securities transactions, prepares and mails correspondence, confirmations and statements, maintains certain prescribed books and records and provides safekeeping for the securities and cash in connection with transactions of the Company's clients.

Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents currently represent investments in money market mutual funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets, ranging from three to ten years, on the straight-line method. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Goodwill
The excess of the cost of acquired entities over the fair value of identifiable assets acquired less liabilities assumed is recorded as goodwill. Amortization of goodwill is not recorded as prescribed in Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*. The recoverability of goodwill is evaluated at least annually by the Company.

Income Recognition
Commission revenues and expenses are recorded on trade-date basis.

Marketing Expenses
Costs of marketing activities are expensed as incurred.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Income Taxes
The Company is included in the consolidated income tax return of Old National. Under the terms of an informal tax sharing agreement, the Company records income taxes as if it were a separate company. Amounts deemed to be payable or receivable on this basis are settled with Old National.

2. Non-Cash Financing Activities

During 2004, the Parent recorded the investment in an affiliate contributed from Old National with a book value of $2,010,199 and in turn contributed the net assets of that affiliate to the Company in the form of additional paid-in capital, which consisted of $233,048 of cash, $1,775,147 of goodwill and $2,004 of other net assets. In addition, the Company assumed Old National's pre-existing obligation for the affiliate's 2004 contingent purchase price adjustment related to the original purchase transaction. Old National subsequently made a $52,777 payment related to such contingent purchase price obligation, which was recorded by the Company as an adjustment to goodwill and reflected as additional paid-in capital.

3. Cash Segregated Under Federal and Other Regulations

Cash of $32,848 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commissions.

4. Receivable from Clearing Broker

The Company clears customer securities transactions on a fully disclosed basis through Pershing. Receivable from clearing broker represents commission revenue earned net of clearing expenses for the aforementioned customer transactions, amounts due to/from such clearing brokers for unsettled securities transactions and other amounts due relating primarily to fees and income earned from customers' securities transactions.

5. Other Receivables

Other receivables represent commission revenue earned on direct trade transactions involving the purchases and sales of mutual funds, annuities, and insurance products by customers. These transactions are handled separately and are not cleared through Pershing.

6. Goodwill and Other Intangible Assets

At December 31, 2004, the Company had goodwill in the amount of $2,410,786. The annual impairment testing resulted in no impairment for the year. The change in the carrying amount of goodwill was as follows:

Balance, January 1, 2004	$ 582,862
Goodwill contributed from Parent	1,775,147
Adjustments to goodwill	52,777
Balance, December 31, 2004	$2,410,786

7. Related Parties

The Company compensates the Parent and other affiliates of Old National for services provided for computer, network and other related support. Expenses, such as compensation, office supplies, occupancy, equipment, marketing and advertising and communications costs are incurred by affiliated entities and are allocated to the Company based on an appropriate methodology for each type of expense. At December 31, 2004, $813,134 of expenses have been allocated by the Parent and other affiliates of Old National.

8. Income Taxes

The results of the operations of the Company are included in the consolidated Federal and state tax returns filed by Old National. The current and deferred portion of the income tax expense included in the Statement of Income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* are as follows:

Current	
Federal	$ 739,359
State and local	184,336
Deferred - Federal and state	96,925
Total	$1,020,620

9. Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through an independent clearing broker. Under the terms of the related clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. The Company seeks to control the risks associated with its customer activities by monitoring customers' maintenance of collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions when necessary. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the practices and financial condition of the clearing brokers with which it conducts business.

10. Retirement Plan

The Company participates in noncontributory defined benefit retirement plans of Old National, which were amended during 2001 to freeze the benefits accrued for all participants except active participants who had completed at least 20 years of service or who had attained age 50 with at least five years of vesting service. In addition, the amendment discontinued new enrollments under the plan after December 31, 2001. Retirement benefits are based on years of service and compensation during the highest paid five years of employment. The Company's pension expense for the year ended December 31, 2004, was $42,868.

11. Employee Stock Ownership Plan

The Company participates in the Employee Stock Ownership Plan of Old National covering all associates, who have completed an eligibility period of at least 12 months of employment and 1,000 hours of service, as defined under the plan. The Company's employee stock ownership plan expense for the year ended December 31, 2004, was $272,702.

12. Commitments and Contingent Liabilities

Under the terms of the clearing agreement with Pershing, if this arrangement is terminated for any reason, the Company pays a termination fee equal to $196,600, plus expenses incurred by Pershing in discontinuing the clearing arrangement. After January 31, 2006, if this arrangement is terminated for any reason, the Company pays a termination fee equal to the expenses incurred by Pershing in discontinuing the clearing arrangement.

As of December 31, 2004, the Company had accrued a $12,324 liability in connection with the NASD's review of its member firm's performance in delivering breakpoint discounts to investors purchasing Class A shares of front-end load mutual funds.

13. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of 6 2/3 percent of aggregate indebtedness or $250,000, whichever is greater. Net capital and net capital requirements change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $565,923 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.21 to 1.00 at December 31, 2004.

14. Reserve Requirements

On December 31, 2004, the Company had reserve requirements of $12,940 pursuant to Rule 15c3-3 of the Securities and Exchange Commission. This requirement arose due to the NASD Notice to Members 03-47, which required the Company to segregate the funds necessary to make refunds to customers overcharged for purchases of Class A shares of front-end load mutual funds.

ONB Investment Services, Inc.
Computation of Net Capital
December 31, 2004

Stockholder's equity		$6,694,945
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	83,702	
Securities purchased under agreement to resell	3,141,503	
Fixed assets	37,376	
Prepaid expenses	414,767	
Goodwill	2,410,786	
Other assets	16,512	
Total deductions and/or charges		6,104,646
Net capital before haircuts on securities		590,299
Haircuts on securities		24,376
Net capital		$ 565,923
Minimum dollar net capital requirement (A)		250,000
Aggregate indebtedness		$1,253,361
6-2/3% of aggregate indebtedness (B)		$ 83,557
Net capital requirement (greater of A or B)		$ 250,000
Excess net capital		$ 315,923

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 filing.

ONB Investment Services, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3
December 31, 2004

Credit Balances	
Breakpoint refund liability to customers	$12,324
Total credit items	12,324
Debit Balances	
Total 15c3-3 debit items	-
Reserve computation	
Excess of total credits over total debits	$12,324
105% of excess total credits over total debits*	$12,940
Amount held on deposit in Special Reserve Bank Account	$32,848

* Pursuant to Rule 15c3-3(e)(3), a broker-dealer which has aggregate indebtedness not exceeding 800% of net capital and which carries aggregate customer funds not exceeding $1 million may make the computation on a monthly basis and use 105% of the amount computed as the minimum required deposit amount.

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 filing.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Supplementary Report of Independent Auditors on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors of
ONB Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ONB Investment Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005